Exhibit 99.1

OKYO Pharma Announces Purchase of Shares by Chief Development Officer and Director

London and New York, NY, July 22, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced that Gary S. Jacob, PhD, Chief Development Officer and Director of OKYO Pharma has increased his holdings with the purchase of 3,500 of the Company’s ordinary shares on NASDAQ at $1.40 per share, bringing his total holding to 112,420 ordinary shares.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com